UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 10-SB/A-1


GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


WHITELIGHT TECHNOLOGIES, INC.
(Exact name of Registrant as specified in charter)


     NEVADA                                  33-0910363
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization


1516 BROOKHOLLOW DRIVE, SUITE D, SANTA ANA, CA          92705
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, including area code:  (714) 430-9209


Securities to be registered pursuant to Section 12(b) of the Act:

                                       Name of each exchange on which
     Title of each class               each class is to be registered
     None                              N/A


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
        Common Stock
        Par Value $.001

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Whitelight Technologies, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 10, 2000. The Company has conducted no activities since its inception except in connection with the filing of this registration statement.

Business

     Upon completion of this registration statement, the Company intends to seek potential business acquisitions or opportunities to enter into in an effort to commence business operations. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity.

     The Company's Board of Directors, which consists of a single individual, Eric Chess Bronk, shall make the initial determination whether to complete any such venture; however, the Board of Directors intends to submit final approval of any proposed transaction to the shareholders. In connection with such approval by the shareholders, the Company intends to provide disclosure documentation to its shareholders as required under Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources available to it, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgement.

     The Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, and management has determined to file this Registration Statement on a voluntary basis before seeking a business venture. Management believes that being a reporting company may increase the likelihood that existing business ventures may be willing to negotiate with the Company. The Company also intends to seek quotation of its common stock on the OTC Bulletin Board following such a transaction. In order to have stock quoted on the OTC Bulletin Board, a company must be subject to the reporting requirements of the 1934 Act, either by virtue of filing a registration statement on Form 10 or Form 10-SB, or by filing a registration statement under the 1933 Act. The Company anticipates that it would voluntarily file periodic reports with the Securities and Exchange Commission, in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934, if the common stock of the Company were quoted on the OTC Bulletin Board.

     In connection with the application for quotation of the Company's common stock on the OTC Bulletin Board, management intends following an acquisition of a business venture to seek a broker-dealer to become the initial market maker for the Company's common stock and to submit the application to the OTC Bulletin Board. There have been no preliminary discussions or understandings between the Company, or anyone acting on its behalf, and any market maker regarding such application or the participation of any such market maker in the future trading market for the Company's common stock. Management intends to contact broker-dealers who make markets in Bulletin Board companies until one agrees to make the application. There is no assurance that the Company will be successful in locating such a broker-dealer, or that the application, if submitted, would be approved. The Company does not intend to use outside consultants to obtain market makers. In addition, the Company does not intend to use any of its shareholders to obtain market makers.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community, attorneys and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company's director and executive officers have not used any particular consultants, advisors or finders on a regular basis.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.
However, due to the minimal amount of time devoted to management by any person other than the Company's current director and executive officer, there are no preliminary agreements or understandings with respect to management compensation. Although it is not prohibited by statute or its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. However, management does not presently anticipate actively negotiating or otherwise consenting to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition.

In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Neither the Company's present director, executive officers or promoters, nor their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management, subject to the approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

     The Company has had no employees since its inception and does not intend to employ anyone in the future, unless its present business operations were to change. The Company is not paying salaries or other forms of compensation to its present officer and director for his time and effort. Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-of-pocket expenses.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company. Since its inception, the Company has had no operations. The Company was organized for the purpose of engaging in any lawful activity permitted under Nevada state law; however, the Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern. The Company intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and, unless required by applicable law, the articles of incorporation, or the bylaws, or by contract, stockholders' approval will not be sought.

     The original shareholders contributed a total of $11,100 in cash and services as capital contributions for stock of the Company and Mezzanine Capital Ltd. loaned $16,700 to the Company for operating expenses. See "Item

7.  Certain Relationships and Related Transactions."

     The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, the failure to consummate the particular transaction may result in a the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.

ITEM 3.  DESCRIPTION OF PROPERTY

     Since inception the Company's administrative offices, consisting of approximately 1,500 square feet of office space, have been located at 1516 Brookhollow Drive, Suite D, Santa Ana, California, which are the offices of Mezzanine Associates, LLC, a company affiliated with Eric Chess Bronk, the president and sole director of the Company. The office space is furnished at no cost to the Company by Mr. Bronk and Mezzanine Associates, LLC.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of June 30, 2000, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                                  Amount and Nature
Name and Address                  of Beneficial
of Beneficial Owner               Ownership (1)               Percent of Class

Eric C. Bronk                     220,000(2)                  20%
3857 Birch St., #606
Newport Beach, CA 92660

Lynn Carlson                       10,000                       .91%
1516 Brookhollow Dr.
Suite D
Santa Ana, CA 92705

Executive Officers and
Directors as a Group
(2 Persons)                        230,000                    20.91%

William D. Yotty                   400,000                    36.36%
1110 West Kettleman
Suite 48
Lodi, CA 95240

     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
     (2) Of the shares beneficially owned by Mr. Bronk, 20,000 are owned directly by Mezzanine Capital Ltd, a company of which Mr. Bronk is the president, and 20,000 are owned directly by Suter GC Trust, a trust for which Mr. Bronk is the trustee. While Mr. Bronk disclaims any interest in these shares, he is deemed to share beneficial ownership of such shares with these entities.

     The Company is seeking potential business acquisitions or opportunities. (See "Item 1. Description of Business.") It is likely that such a transaction would result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of June 30, 2000, the name, age, and position of the executive officers and sole director of the Company and the term of office of such director:

     Name               Age     Position(s)               Director Since

     Eric Chess Bronk   53      Director, President &     May 2000
                                Treasurer
     Lynn Carlson       45      Vice-President & Secretary      --

     Directors are elected for a term of one year and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. The Board of Directors has not selected a date for the next annual meeting of shareholders. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

     Set forth below is certain biographical information regarding the Company's current executive officers and sole director:

     ERIC CHESS BRONK has been the president of Mezzanine Capital Ltd., a closed-end investment company, since August 1997. From April 1997 until August 10, 1997, he was the president of Xtranet Systems, Inc., a credit card processing and risk management company, and from October 21, 1997, to June 1, 1999, he was the secretary of such entity. From June 1998 to the present, Mr. Bronk has been the President of Mezzanine Associates, LLC, a California limited liability company engaged in corporate investor relations services. From September 1995 until August 23, 1996, he was the president, and from August 23, 1996 to December 1, 1996, he was the chief operating officer, of Satellite Control Technologies, Inc., formerly known as PageStar, Inc. (See "Other Public Shell Activities" below.) From 1972 to the present Mr Bronk has been a practicing attorney, licensed to practice law in the State of California and in Washington, D.C. Mr. Bronk received his bachelor of arts degrees in 1967 from Penn State University, and he received his law degree in 1972 from America University, Washington College of Law. Mr. Bronk was the President of Bruston Corp. which filed for protection under the U.S. Bankruptcy Code in 1991. The action was dismissed in 1996. Mr. Bronk is also a director of Mezzanine Investments Corporation, a shell company having a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

     LYNN CARLSON has worked for Mezzanine Associates LLC, an investor and corporate relations firm, since November 1998 as an administrative assistant and account executive. From June 1996 to November 1998, Ms. Carlson worked as the assistant to the president for DGWB Advertising. From May 1991 to May 1996, she was the office manager for Family Solutions, a non-profit group home agency.

     Management devotes only nominal time to the activities of the Company. If the Company is able to locate a suitable new business venture, it is anticipated that Mr. Bronk will devote substantially all of his time to completing the acquisition.

Other Public Shell Activities

     Mr. Bronk has been involved as a director or executive officer of other companies that may be deemed to be "blank check" companies, but has not been involved in any blank check public offerings.

     The information set forth below is provided for the companies for which Mr. Bronk has served as a director, executive officer, or consultant, and which have completed a reorganization or merger, the consideration received in connection with each reorganization, and his involvement with the company after the reorganization. In each instance, Mr. Bronk was involved solely with the private company which acquired the publicly held shell company prior to the reverse acquisition.

     1. PageStar, Inc., a Nevada corporation ("PageStar"). Mr. Bronk was a director of PageStar from September 26, 1995 to January 6, 1997; he was the president from September 1995 to August 29, 1996; and was the chief operating officer from August 23, 1996 to December 1, 1996. In 1995 PageStar (originally known as Westland Resources, Inc., a Utah corporation) acquired a business engaged in providing electronic paging services. The reorganization was completed on September 26, 1995, and PageStar changed its domicile to the State of Nevada. Of the 15,000,000 shares issued in the reorganization, Mr. Bronk received 4,400,000. PageStar subsequently reverse split its shares one-for-five effective October 13, 1995. On or about August 30, 1996, PageStar acquired Satellite Control Technologies, Inc. ("SCT") and changed its business to focus on marketing electronic remote control wireless switching devises owned by SCT. PageStar also changed its name to Satellite Technologies, Inc. Mr. Bronk was the president and chief operating officer of SAT at the time of the acquisition and received no compensation or other remuneration in the acquisition of SCT. Mr. Bronk has no knowledge of PageStar's current operations or financial condition since he left the company. On November 24, 1998, a class action suit was filed in Los Angeles Superior Court (Case No. BC190882) by Joseph A. Nigro, as a representative of a class of shareholders of PageStar, against PageStar, Eric Chess Bronk, and others. The complaint alleges that PageStar released public information from approximately October 1996 until September 1997, containing material misstatements about its business. Mr. Bronk has denied all of the allegations against him.

     2. Xtranet Systems, Inc., a Nevada corporation ("Xtranet"). The reorganization was completed on October 22, 1997. Mr. Bronk was the chairman of Xtranet at the time of the reorganization. He received no additional compensation in connection with the reorganization, but maintained his stock in the company. According to the most recent annual report of Xtranet for the year ended December 31, 1998, Xtranet had revenues of $298,557 for such year and provides credit card procession and risk management services. From April 1997 until August 10, 1997, he was the president of Xtranet, and from October 21, 1997, until June 1, 1999, he was the secretary of such entity.

     3. NetVoice Technologies Corporation ("NetVoice"). In 1998, Mezzanine Capital Ltd., of which Mr. Bronk is the president, performed certain investment banking services for NetVoice in regard to its merger with Blue Pines, Inc. Subsequently, Mezzanine Associates LLC, of which Mr. Bronk is president and Lynn Carlson is the administrative assistant and an account executive, performed certain corporate and investor relations services for NetVoice.

     4. PayStar Communications Corporation ("PayStar"). In 1998, Mezzanine Capital Ltd., of which Mr. Bronk is the president, performed certain investment banking services for PayStar in regard to its merger with Sun Source, Inc. Subsequently, Mezzanine Associates LLC., of which Mr. Bronk is president and Lynn Carlson is the administrative assistant and an account executive, performed certain corporate and investor relations services for PayStar.

     Mr. Bronk is also the sole director of Mezzanine Investments Corporation, a blank check company seeking a business venture.

ITEM 6.  EXECUTIVE COMPENSATION

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company since its inception. However, Ms. Carlson, an executive officer of the Company, received 10,000 shares of restricted stock of the Company for services rendered in connection with the organization of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the organization of the Company, Lynn Carlson, an executive officer of the Company, received 10,000 shares for services rendered by Ms. Carlson to the Company.

     On May 18, 2000, Mezzanine Capital Ltd., a corporation of which Mr. Bronk, an executive officer and sole director of the Company, is the president and chairman, loaned $16,700.00 to the Company. The promissory note bears 10% interest per annum and is due on or before May 18, 2001.

     Mr. Bronk is also the sole director and executive officer of Mezzanine Investments Corporation which is also seeking a business venture. Mr. Bronk will have the initial sole discretion in determining which business ventures presented to him will be presented to the shareholders of this Company or Mezzanine Investments Corporation, or any other company for which Mr. Bronk may act as director in the future. This may create a conflict of interest for Mr. Bronk. He intends to present any business venture first to Mezzanine Investments Corporation and then to this Company.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 100,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of June 30, 2000, the Company had outstanding 1,100,000 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting. Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established trading market for the common stock of the Company.

     None of the common shares are subject to outstanding options or warrants. Of the 1,100,000 outstanding common shares, all are subject to Rule 144 under the Securities Act and would not be available for resale pursuant to such rule until at least May 2001. The Company has granted piggy-back registration rights to register 50,000 shares issued to counsel for the Company.

     Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

     At June 30, 2000, the Company had 20 shareholders of record. The Company has appointed Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117, to act as its transfer agent.

ITEM 2.  LEGAL PROCEEDINGS

     No legal proceedings are reportable pursuant to this item.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change in accountant is reportable pursuant to this item.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On May 15, 2000, the Company issued 540,000 shares of its common stock at a cash offering price of $0.01 per share to fifteen accredited investors.
Also on May 15, 2000, the Company issued 510,000 shares for services rendered in connection with the organization of the Company to the following accredited investors: 10,000 shares to Lynn Carlson, an executive officer of the Company; 50,000 shares to Joe Glenn; 50,000 shares to Carl Suter; and 400,000 shares to William Yotty. The shares issued for services were also valued at $0.01 per share. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, and Rule 506 promulgated pursuant thereto, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

     On May 15, 2000, the Company issued 50,000 shares of its common stock to Ronald N. Vance, Attorney at Law, for legal services provided to the Company in connection with preparation for this registration statement. Such shares were valued at $500. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Rule 701 promulgated by the Securities and Exchange Commission. No underwriting discounts or commissions were paid in connection with such issuance.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     The Eighth Article of the Articles of Incorporation and Article VI of the bylaws of the Company provide that the corporation shall indemnify its directors, officers, agents and other persons to the full extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

     Financial Statements.  The following financial statements are included in
this statement:                                                       Page
     Report of Auditor                                                F-1
          Balance Sheet as of June 30, 2000                           F-2
          Statements of Operations for the period from inception to
     June 30, 2000                                                    F-3
          Statement of Stockholders' Equity from inception to
     June 30, 2000                                                    F-4
          Statements of Cash Flows for the period from inception to
     June 30, 2000                                                    F-5
          Notes to Financial Statements                               F-6

PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

Exhibit No.          Description                                   Page

   2.1               Articles of Incorporation filed May 10, 2000    *

   2.2               Current Bylaws                                  *

   4.1               Form of Common Stock Certificate                *

   10.1              Promissory Note dated May 18, 2000              *

   12.1              Consent of Auditor                              *

* Filed as an exhibit with the original filing of the registration statement of the company on Form 10-SB on July 21, 2000 (SEC File Number 0-30872).

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Whitelight Technologies, Inc.

Date: August 2, 2000        By /s/ Eric Chess Bronk, President,
                                   Chief Financial& Principal Accounting
                                   Officer

INDEPENDENT AUDITORS' REPORT


Stockholders and Directors
Whitelight Technologies, Inc.
Newport Beach, California

     We have audited the accompanying balance sheet of Whitelight Technologies, Inc.(a Nevada Corporation) (a development stage company) as of June 30, 2000 and the related statements of operations, stockholders' equity, and cash flows for the period May 10, 2000 (inception) to June 30, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitelight Technologies, Inc. at June 30, 2000, and the results of its operations and cash flows for the period May 10, 2000 to June 30, 2000 in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, UT
July 7, 2000

Whitelight Technologies, Inc.
(a development stage company)
Balance Sheet


ASSETS

                                                              June 30,
                                                                 2000
CURRENT ASSETS

     Cash  (Note 1)                                  $         21,835

     TOTAL ASSETS                                    $         21,835

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     Interest payable                                $            209
     Note payable - related party (Note 4)                     16,700

     Total Current Liabilities                                 16,909


STOCKHOLDERS' EQUITY

     Common Stock 100,000,000 shares
        authorized at $.001 par value;
        1,100,000 shares issued and outstanding                 1,100
     Capital in Excess of Par Value                             9,900
     Deficit accumulated during development stage              (6,074)

     Total Stockholders' Equity                                 4,926

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $       21,835


The accompanying notes are an integral part of these financial statements

Whitelight Technologies, Inc.
(a development stage company)
Statement of Operations


                                                            For the Period
                                                              May 10,2000
                                                              (Inception)
                                                              to June 30,
                                                                 2000

REVENUE                                                 $              -


EXPENSES

     General and Administrative                         $          5,865
     Interest Expense                                                209

     Total Expenses                                                6,074

NET INCOME (LOSS) - Before Taxes                         $        (6,074)

     Taxes (Note 2)                                                    -

INCOME (LOSS)                                            $        (6,074)

Loss Per Common Share (Note 1)                           $          (.03)

Average Outstanding Shares (Note 1)                              222,514


The accompanying notes are an integral part of these financial statements

Whitelight Technologies, Inc.
(a development stage company)
Statements of Stockholders' Equity
For the Period May 10, 2000 (inception) to June 30, 2000

                                                        Deficit
                                            Capital in  Accumulated
                        Common     Common   Excess of   During the Development
                        Shares     Stock    Par Value
Stage
Balance at May 10, 2000     -     $     -     $     -         $     -

Stock Issued for
Services at $.01 per
share (Note 5)            560,000        560       5,040            -

Stock Issued for Cash
at $.01 per share         540,000        540       4,860            -

Net loss for the Period     -           -           -          (6,074)

Balance June 30, 2000   1,100,000 $    1,100  $    9,900      $(6,074)


The accompanying notes are an integral part of these financial statements

Whitelight Technologies, Inc.
(a development stage company)
Statement of Cash Flows



                                                            For the Period
                                                             May 10, 2000
                                                              (inception)
                                                              to June 30,
                                                                  2000
CASH FLOWS FROM
     OPERATING ACTIVITIES
          Net Income (Loss)                               $     (6,074)
          Increase (Decrease)
            in Accounts Payable/Interest Payable                   209
          Expenses paid by Stock Issuance
                                                                 5,600
                                                                  (265)

CASH FLOWS FROM
     INVESTING ACTIVITIES
                                                                     -
CASH FLOWS FROM
     FINANCING ACTIVITIES
          Issuance of Common Stock for Cash                      5,400
          Issuance of Note Payable for Cash                     16,700
                                                                22,100

INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                       21,835

CASH AND CASH EQUIVALENTS
   AT THE BEGINNING OF PERIOD                                        -

CASH AND CASH EQUIVALENTS
     AT END OF PERIOD                                $          21,835

CASH PAID DURING THE PERIOD FOR:
          Interest                                   $               -
          Income Taxes                               $               -


The accompanying notes are an integral part of these financial statements

Whitelight Technologies, Inc.
(a development stage company)
Notes to the Financial Statements
June 30, 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business - Whitelight Technologies, Inc. (the "Company") was incorporated in Nevada on May 10, 2000, as Whitelight Technologies, Inc. for the purpose of seeking and consummating a merger or acquisition with a business entity organized as a private corporation, partnership, or sole proprietorship.

Cash and Cash Equivalents The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. All cash is currently held in trust by the Company's attorney.

Earnings (Loss) Per Share The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

NOTE 2 -INCOME TAXES

The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 2000.

Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

Since the Company has not completed a complete year of operations, there is not an established net operating loss. Any net operating loss (if generated by the end of the year) will not expire until 2020.

NOTE 3 - USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 4 - NOTE PAYABLE - RELATED PARTY

The Company issued a promissory note in the amount of $16,700 to Mezzanine Capital Ltd. on May 18, 2000. The note is unsecured and carries an interest rate of 10% per annum to begin accruing on the date of the note. The principal and interest of the note shall be due and payable on May 18, 2001.

NOTE 5 - COMMON STOCK TRANSACTIONS

The Company has issued 560,000 shares of common stock for services performed in organizing the Company.

EXHIBIT 2.1
ARTICLES OF INCORPORATION
of
WHITELIGHT TECHNOLOGIES, INC.

     I, the person hereinafter named as incorporator, for the purpose of associating to establish a corporation, under the provisions and subject to the requirements of Title 7, Chapter 78 of Nevada Revised Statutes, and the acts amendatory thereof, and hereinafter sometimes referred to as the General Corporation Law of the State of Nevada, do hereby adopt and make the following Articles of Incorporation:

     FIRST: The name of the corporation (hereinafter called the corporation) is Whitelight Technologies, Inc.

     SECOND: The name of the corporation?s resident agent in the State of Nevada is CSC Services of Nevada, Inc., and the street address of the said resident agent where process may be served on the corporation is 502 East John Street, Carson City 89706. The mailing address and the street address of the said resident agent are identical.

     THIRD: The number of shares the corporation is authorized to issue is 100,000,000, all of which are of a par value of one tenth of a cent ($0.001) each. All of said shares are of one class and are designated as Common Stock.

     No holder of any of the shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities, or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued or transferred if the same have been reacquired and have treasury status, and any and all of such rights and options may be granted by the Board of Directors to such persons, firms, corporations, and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to any said holder.

     FOURTH: The governing board of the corporation shall be styled as a Board of Directors, and any member of said Board shall be styled as a Director.

     The number of members constituting the first Board of Directors of the corporation is one; and the name and the post office box or street address, either residence or business, of each said members are as follows:

          NAME                              ADDRESS

          Eric C. Bronk                     3857 Birch Street, #606
                                            Newport Beach, CA  92660

     The number of directors of the corporation may be increased or decreased in the manner provided in the Bylaws of the corporation, provided, that the number of directors shall never be less than one. In the interim between elections of directors by Stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

     FIFTH: The name and the post office box or street address, either resident or business, of the incorporator signing these Articles of Incorporation are as follows:

          NAME                              ADDRESS

          Eric C. Bronk                     3857 Birch Street, #606
                                            Newport Beach, CA  92660

     SIXTH:  The corporation shall have perpetual existence.

     SEVENTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada as the same may be amended and supplemented.

     EIGHTH: The corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     NINTH: The nature of the business of the corporation and the objects or the purposes to be transacted, promoted, or carried on by it are as follows, provided that the corporation may engage in any other lawful activity:

     The corporation may engage in any lawful activity.

     TENTH: The corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

          IN WITNESS WHEREOF, I do hereby execute these Articles of Incorporation on May 5, 2000.

                                   /s/ Eric C. Bronk, Incorporator

STATE OF California    )
                       )   SS.:
COUNTY OF Orange       )

     On this 5th day of May 2000, personally appeared before me, a Notary Public in and for the State and County aforesaid, Eric C. Bronk, known to me by the person described in and who executed the foregoing Articles of Incorporation, and who acknowledged to me that he executed the same freely and voluntarily and for the uses and purposes therein mentioned.

     WITNESS my hand and official seal, the day and year first written above.

                                   /s/ Robinson Ranier
                                       Notary Public